UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

PENNANTPARK ENHANCED INCOME FUND

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1691 Michigan Avenue

Miami Beach, FL 33139

Telephone Number (including area code):

(212) 905-1000

Name and address of agent for service of process:

with copies to:

Arthur H. Penn 1691 Michigan Avenue Miami Beach, FL 33139

Cynthia R. Beyea, Esq.

Dechert LLP

1900 K. Street, NW

Washington, DC 20006

(202) 261-3300

Thomas J. Friedmann, Esq.

Dechert LLP

One International Place, 40th Floor

100 Oliver Street

Boston, MA 02110

(617) 728-7120

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes   ☐ No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Miami in the State of Florida, as of the 24th day of July, 2025.

PENNANTPARK ENHANCED INCOME FUND

By:	/s/ Arthur H. Penn
Name: Arthur H. Penn
Title: Trustee